Exhibit 99.2



Senior Housing Properties Trust
Second Quarter 2016
Supplemental Operating and Financial Data

SNH
Nasdaq Listed

Tenant: Duke University Health System
126,000 Sq. Ft.
Durham, NC

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "MAY" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT THE AGING U.S. POPULATION WILL INCREASE THE DEMAND FOR EXISTING SENIOR LIVING COMMUNITIES,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES, LIQUIDITY AND ABILITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.



WARNING CONCERNING FORWARD LOOKING STATEMENTS (continued)

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND MANAGERS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTH CARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR RELATED PARTIES, INCLUDING OUR MANAGING TRUSTEES, FIVE STAR, THE RMR GROUP LLC, OR RMR LLC, RMR INC., AIC, D&R YONKERS LLC, AND OTHERS AFFILIATED WITH THEM,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND IT MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
    - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
    - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
    - CHANGES IN THE ECONOMY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
    - INCREASES IN INSURANCE AND TORT LIABILITY COSTS,
    - INEFFECTIVE INTEGRATION OF NEWLY ACQUIRED LEASED OR MANAGED SENIOR LIVING COMMUNITIES, AND
    - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING.
- IF FIVE STAR'S OPERATIONS REMAIN UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND ANY PENDING ACQUISITIONS AND/OR SALES AND ANY RELATED LEASES OR MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY ENTER INTO ADDITIONAL LEASES OR MANAGEMENT ARRANGEMENTS WITH FIVE STAR FOR ADDITIONAL SENIOR LIVING COMMUNITIES THAT WE OWN OR MAY ACQUIRE IN THE FUTURE OR OTHER TRANSACTIONS WITH FIVE STAR. HOWEVER, THERE CAN BE NO ASSURANCE THAT WE AND FIVE STAR WILL ENTER INTO ANY ADDITIONAL LEASES, MANAGEMENT ARRANGEMENTS OR OTHER TRANSACTIONS,



- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.6 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,

- THE PREMIUMS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- WE EXPECT TO PREPAY, AT PAR PLUS ACCRUED INTEREST, TWO MORTGAGE NOTES IN SEPTEMBER 2016. THERE CAN BE NO ASSURANCE THAT WE WILL PREPAY THESE MORTGAGE NOTES,

- FOR THE THREE MONTHS ENDED JUNE 30, 2016, APPROXIMATELY 97% OF OUR NOI WAS GENERATED FROM PROPERTIES WHERE A MAJORITY OF THE REVENUES ARE DERIVED FROM OUR TENANTS' AND RESIDENTS' PRIVATE RESOURCES. THIS MAY IMPLY THAT WE WILL MAINTAIN OR INCREASE THE PERCENTAGE OF OUR NOI GENERATED FROM PRIVATE RESOURCES AT OUR SENIOR LIVING COMMUNITIES. HOWEVER, OUR RESIDENTS AND PATIENTS MAY BECOME UNABLE TO FUND OUR CHARGES WITH PRIVATE RESOURCES IN THE FUTURE AND WE MAY BE REQUIRED OR MAY ELECT FOR BUSINESS REASONS TO ACCEPT OR PURSUE REVENUES FROM GOVERNMENT SOURCES, WHICH COULD RESULT IN AN INCREASED PART OF OUR NOI AND REVENUE BEING GENERATED FROM GOVERNMENT PAYMENTS,

- IN RECENT YEARS ECONOMIC INDICATORS REFLECT AN IMPROVING HOUSING MARKET AND MANY OF THE SERVICES OUR SENIOR LIVING COMMUNITY TENANTS AND MANAGERS PROVIDE ARE NEEDS DRIVEN. THESE FACTORS MAY IMPLY THAT ECONOMIC CONDITIONS WILL IMPROVE AND THAT THOSE TENANTS' AND MANAGERS' AND OUR REVENUES AND PROFITABILITY WILL IMPROVE. HOWEVER, THERE CAN BE NO ASSURANCE THAT GENERAL ECONOMIC CONDITIONS WILL IMPROVE, THAT THERE EXISTS ANY PENT UP DEMAND FOR THOSE SERVICES OR THAT, EVEN IF THERE IS SUCH DEMAND, THAT OUR TENANTS AND MANAGERS WOULD BE SUCCESSFUL IN ATTRACTING SUCH DEMAND, OR THAT OUR TENANTS' OR MANAGERS' OR OUR REVENUES AND PROFITS WILL IMPROVE. FURTHER, SOME ECONOMIC INDICATORS MAY INDICATE DECLINING ECONOMIC ACTIVITY, WHICH COULD BE HARMFUL TO OUR TENANTS', MANAGERS' AND OUR BUSINESSES AND CAUSE THEM OR US TO EXPERIENCE LOSSES,

- WE MAY NOT BE ABLE TO SELL OUR ASSETS CLASSIFIED AS HELD FOR SALE ON TERMS ACCEPTABLE TO US OR OTHERWISE,

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING FIVE STAR, RMR LLC, RMR INC., AIC, D&R YONKERS LLC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. HOWEVER, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,

- OUR SENIOR LIVING COMMUNITIES ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, LICENSURE AND OVERSIGHT. WE SOMETIMES EXPERIENCE DEFICIENCIES IN THE OPERATION OF OUR SENIOR LIVING COMMUNITIES AND SOME OF OUR COMMUNITIES MAY BE PROHIBITED FROM ADMITTING NEW RESIDENTS OR OUR LICENSE TO CONTINUE OPERATIONS AT A COMMUNITY MAY BE REVOKED. ALSO, OPERATING DEFICIENCIES OR A LICENSE REVOCATION AT ONE OR MORE OF OUR SENIOR LIVING COMMUNITIES MAY HAVE AN ADVERSE IMPACT ON OUR ABILITY TO OBTAIN LICENSES FOR OR ATTRACT RESIDENTS TO OUR OTHER COMMUNITIES, AND

- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE CONTINUING 20 YEAR TERMS. HOWEVER, THOSE AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR CONTINUING 20 YEAR TERMS OR FOR SHORTER TERMS.

CURRENTLY UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, DEFICIENCIES IN OPERATIONS BY THE TENANTS OR MANAGERS OF OUR SENIOR LIVING COMMUNITIES, CHANGED MEDICARE AND MEDICAID RATES, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.







CORPORATE INFORMATION

2450
THE STRATFORD

The Stratford
213 Living Units
Carmel, IN



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, skilled nursing facilities, or SNFs, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly owned REITs and three real estate operating companies. As of June 30, 2016, RMR had $23.4 billion of assets under management, including more than 1,300 properties. In addition to managing SNH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns office properties majority leased to the U.S. government and state governments and Select Income REIT, a publicly traded REIT that owns properties that are primarily net leased to single tenants. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a publicly traded senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT, and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is a SEC registered investment advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to SNH at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

Nasdaq

Trading Symbols:

Common Shares: SNH
5.625% Senior Notes due 2042: SNHNI
6.250% Senior Notes due 2046: SNHNL

Senior Unsecured Debt Ratings:

Moody's: Baa3
Standard & Poor's: BBB-



INVESTOR INFORMATION

Board of Trustees

John L. Harrington
Independent Trustee

Lisa Harris Jones
Independent Trustee

Jeffrey P. Somers
Lead Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard W. Siedel, Jr.
Chief Financial Officer & Treasurer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard W. Siedel, Jr.
Chief Financial Officer & Treasurer, at (617) 796-8223,
or rsiedel@snhreit.com.

Investor and media inquiries should be directed to
Brad Shepherd, Director, Investor Relations, at
(617) 796-8234, or bshepherd@snhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Raymond James
Jonathan Hughes
(727) 567-2438
jonathan.hughes@raymondjames.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Nick Yulico
(212) 713-3402
nick.yulico@ubs.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIALS

Cedars Sinai Medical Towers
Tenants: Various
331,000 Sq. Ft.
Los Angeles, CA



KEY FINANCIAL DATA
(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Selected Balance Sheet Data:					
Total gross assets [1]	$ 8,501,876	$ 8,347,701	$ 8,307,630	$ 8,429,231	$ 8,390,487
Total assets	$ 7,265,767	$ 7,154,151	$ 7,160,090	$ 7,327,797	$ 7,323,801
Total liabilities	$ 3,980,199	$ 3,831,407	$ 3,800,330	$ 3,822,256	$ 3,757,581
Total shareholders' equity	$ 3,285,568	$ 3,322,744	$ 3,359,760	$ 3,505,541	$ 3,566,220
Selected Income Statement Data:					
Total revenues [2]	$ 261,367	$ 258,375	$ 267,519	$ 255,275	$ 247,402
Net income	$ 39,233	$ 31,272	$ 9,544	$ 38,249	$ 36,387
NOI [3]	$ 163,893	$ 160,426	$ 166,253	$ 158,348	$ 153,810
Adjusted EBITDA [4] [5]	$ 153,661	$ 150,222	$ 159,042	$ 148,304	$ 143,311
FFO [6]	$ 111,505	$ 109,885	$ 81,385	$ 108,167	$ 99,500
Normalized FFO [5] [6]	$ 111,685	$ 110,330	$ 120,584	$ 108,930	$ 104,156
Per Share Data:					
Net income (basic and diluted)	$ 0.17	$ 0.13	$ 0.04	$ 0.16	$ 0.15
FFO (basic and diluted) [6]	$ 0.47	$ 0.46	$ 0.34	$ 0.46	$ 0.42
Normalized FFO (basic and diluted) [5] [6]	$ 0.47	$ 0.46	$ 0.51	$ 0.46	$ 0.44
Dividends:					
Annualized dividends paid per share [7]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [7]	7.5%	8.7%	10.5%	9.6%	8.9%
Normalized FFO payout ratio (basic and diluted) [5] [6] [8]	83.0%	84.8%	76.5%	84.8%	88.6%

(1) Total gross assets is total assets plus accumulated depreciation.

(2) In the fourth quarter of 2015, we recognized $10.1 million of percentage rent for the year ended December 31, 2015.

(3) See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

(4) See page 25 for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and EBITDA as adjusted, or Adjusted EBITDA, and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to these amounts.

(5) Effective with the quarter ended June 30, 2016, SNH has changed its calculations of Adjusted EBITDA and normalized funds from operations, or Normalized FFO, to no longer include adjustments for estimated percentage rent. Historically, when calculating Adjusted EBITDA and Normalized FFO, we included an estimated amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Adjusted EBITDA and Normalized FFO for historical periods have been restated to be comparable with the current period calculation.

(6) See page 26 for the calculation of funds from operations, or FFO, and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to these amounts.

(7) The amounts stated reflect the regular quarterly dividend rates per share annualized and exclude a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015. On July 12, 2016, we declared a quarterly dividend of $0.39 per share ($1.56 per year) which we expect to pay on or about August 18, 2016 to holders of record on July 22, 2016.

(8) Dividend amounts reflect the amounts paid during the period. The dividend amount for the period ended December 31, 2015 excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	As of June 30, 2016	As of December 31, 2015
ASSETS		
Real estate properties:		
Land	$ 798,603	$ 781,426
Buildings and improvements	6,856,429	6,675,514
	7,655,032	7,456,940
Accumulated depreciation	(1,236,109)	(1,147,540)
	6,418,923	6,309,400
Cash and cash equivalents	25,633	37,656
Restricted cash	7,026	6,155
Acquired real estate leases and other intangible assets, net	556,845	604,286
Other assets, net	257,340	202,593
Total assets	$ 7,265,767	$ 7,160,090
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 749,000	$ 775,000
Unsecured term loans, net	546,681	546,305
Senior unsecured notes, net	1,721,306	1,478,536
Secured debt and capital leases, net	647,176	679,295
Accrued interest	18,433	16,974
Assumed real estate lease obligations, net	111,712	115,363
Other liabilities	185,891	188,857
Total liabilities	3,980,199	3,800,330
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
300,000,000 shares authorized, 237,484,059 and 237,471,559 shares issued		
and outstanding at June 30, 2016 and December 31, 2015, respectively	2,375	2,375
Additional paid in capital	4,532,019	4,531,703
Cumulative net income	1,548,097	1,477,590
Cumulative other comprehensive income (loss)	7,676	(32,537)
Cumulative distributions	(2,804,599)	(2,619,371)
Total shareholders' equity	3,285,568	3,359,760
Total liabilities and shareholders' equity	$ 7,265,767	$ 7,160,090



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2016	2015	2016	2015
Revenues:				
Rental income	$ 163,997	$ 155,546	$ 325,419	$ 301,329
Residents fees and services	97,370	91,856	194,323	174,649
Total revenues	261,367	247,402	519,742	475,978
Expenses:				
Property operating expenses	97,474	93,592	195,422	179,386
Depreciation and amortization	71,372	62,511	142,594	116,218
General and administrative	11,965	11,674	22,828	22,248
Acquisition related costs	180	4,617	619	5,775
Impairment of assets	4,961	—	12,351	—
Total expenses	185,952	172,394	373,814	323,627
Operating income	75,415	75,008	145,928	152,351
Dividend income	789	—	789	—
Interest and other income	177	142	242	217
Interest expense	(41,118)	(37,907)	(80,399)	(73,848)
Loss on early extinguishment of debt	—	(39)	(6)	(1,448)
Income from continuing operations before income tax expense and equity in earnings of an investee	35,263	37,204	66,554	77,272
Income tax expense	(108)	(129)	(202)	(239)
Equity in earnings of an investee	17	23	94	95
Income from continuing operations	35,172	37,098	66,446	77,128
Discontinued operations:				
Loss from discontinued operations	—	(109)	—	(350)
Impairment of assets from discontinued operations	—	(602)	—	(602)
Income before gain on sale of properties	35,172	36,387	66,446	76,176
Gain on sale of properties	4,061	—	4,061	—
Net income	$ 39,233	$ 36,387	$ 70,507	$ 76,176
Weighted average common shares outstanding (basic)	237,325	235,549	237,320	228,501
Weighted average common shares outstanding (diluted)	237,363	235,592	237,349	228,534
Basic and diluted income from continuing operations per common share	$ 0.17	$ 0.16	$ 0.30	$ 0.34
Basic and diluted loss from discontinued operations per common share	—	(0.01)	—	(0.01)
Basic and diluted net income per common share	$ 0.17	$ 0.15	$ 0.30	$ 0.33



CONDENSED CONSOLIDATED STATEMENTS OF INCOME (ADDITIONAL DATA)

(amounts in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2016	2015	2016	2015
Additional Data:				
General and administrative expenses / total revenues	4.6%	4.7%	4.4%	4.7%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.3%	0.3%
Estimated percentage rent adjustment [1]	$ 2,500	$ 2,600	$ 5,100	$ 5,100
Non-cash stock based compensation	$ 750	$ 1,119	$ 1,268	$ 2,409
Non-cash lease termination fees included in rental income	$ -	$ 163	$ 42	$ 268
Continuing Operations:				
Straight line rent included in rental income [2]	$ 4,745	$ 5,191	$ 9,306	$ 8,699
Lease value amortization included in rental income [2]	$ 1,303	$ 1,178	$ 2,558	$ 2,376
Amortization of deferred financing fees and debt premiums / discounts	$ 1,425	$ 1,445	$ 2,783	$ 3,096
Non-cash amortization included in property operating expenses [3]	$ 199	$ -	$ 398	$ -
Non-cash amortization included in general and administrative expenses [3]	$ 744	$ 243	$ 1,487	$ 243

(1) Effective with the quarter ended June 30, 2016, SNH has changed its calculation of Adjusted EBITDA and Normalized FFO to no longer include adjustments for estimated percentage rent. Historically, when calculating Adjusted EBITDA and Normalized FFO, we included an estimated amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned.

(2) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as an allocated reduction to business management fees and property management fees, which are included in general and administrative expenses and property operating expenses, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Six Months Ended June 30,	
	2016	2015
Cash flows from operating activities:		
Net income	$ 70,507	$ 76,176
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	142,594	116,218
Net amortization of debt discounts, premiums and deferred financing fees	2,783	3,096
Straight line rental income	(9,306)	(8,699)
Amortization of acquired real estate leases and other intangible assets	(2,558)	(2,376)
Loss on early extinguishment of debt	6	1,448
Impairment of assets	12,351	602
Gain on sale of properties	(4,061)	—
Gain on sale of investments	—	(71)
Other non-cash adjustments	(1,886)	(510)
Equity in earnings of an investee	(94)	(95)
Change in assets and liabilities:		
Restricted cash	(871)	1,423
Other assets	6,202	(2,803)
Accrued interest	1,459	1,212
Other liabilities	(955)	30,914
Cash provided by operating activities	216,171	216,535
Cash flows from investing activities:		
Real estate acquisitions and deposits	(187,150)	(1,103,732)
Real estate improvements	(48,657)	(35,322)
Investment in The RMR Group Inc.	—	(16,528)
Proceeds from sale of properties	9,279	1,750
Proceeds from sale of investments	—	6,571
Cash used for investing activities	(226,528)	(1,147,261)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	—	659,502
Proceeds from issuance of senior unsecured notes	250,000	—
Proceeds from borrowings on revolving credit facility	340,000	1,210,000
Repayments of borrowings on revolving credit facility	(366,000)	(675,000)
Repayment of other debt	(31,788)	(66,431)
Loss on early extinguishment of debt settled in cash	—	(1,523)
Payment of debt issuance costs	(8,650)	—
Distributions to shareholders	(185,228)	(171,185)
Cash (used for) provided by financing activities	(1,666)	955,363
(Decrease) increase in cash and cash equivalents:	(12,023)	24,637
Cash and cash equivalents at beginning of period	37,656	27,594
Cash and cash equivalents at end of period	$ 25,633	$ 52,231
Supplemental cash flow information:		
Interest paid	$ 76,472	$ 69,541
Income taxes paid	355	477
Non-cash investing activities:		
Investment funded by issuance of common shares	—	(44,461)
Acquisitions funded by assumed debt	—	(169,136)
Non-cash financing activities:		
Assumption of mortgage notes payable	—	169,136
Issuance of common shares	—	46,503

DEBT SUMMARY [1]

(dollars in thousands)
As of June 30, 2016



	Coupon Rate	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [4]	1.720%	1.720%	$ 749,000	1/15/2018	$ 749,000	1.5
Unsecured term loan (LIBOR + 140 b.p.) [5]	1.860%	1.860%	350,000	1/15/2020	350,000	3.5
Unsecured term loan (LIBOR + 180 b.p.) [6]	2.260%	2.260%	200,000	9/28/2022	200,000	6.2
Weighted average rate / total unsecured floating rate debt	**1.841%**	**1.841%**	**$ 1,299,000**		**$ 1,299,000**	**2.8**
Unsecured Fixed Rate Debt:						
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	2.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	3.8
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	5.5
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	7.8
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	26.1
Senior notes due 2046	6.250%	6.250%	250,000	2/1/2046	250,000	29.6
Weighted average rate / total unsecured fixed rate debt	**5.368%**	**5.368%**	**$ 1,750,000**		**$ 1,750,000**	**12.6**
Weighted average rate / total unsecured debt	**3.865%**	**3.865%**	**$ 3,049,000**		**$ 3,049,000**	**8.4**
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 2 properties [7]	5.924%	5.924%	80,494	11/1/2016	79,415	0.3
Mortgage - secured by 1 property [8]	6.250%	6.250%	11,889	11/11/2016	11,820	0.4
Mortgage - secured by 1 property	5.860%	3.070%	5,472	3/11/2017	5,401	0.7
Mortgages - secured by 8 properties	6.540%	6.540%	42,951	5/1/2017	42,334	0.8
Mortgage - secured by 1 property	6.150%	4.180%	10,758	8/1/2017	10,578	1.1
Mortgage - secured by 1 property	6.730%	4.730%	8,819	4/1/2018	8,328	1.8
Mortgages - secured by 1 property	6.310%	4.450%	12,875	10/1/2018	12,352	2.3
Mortgages - secured by 1 property	6.240%	4.550%	12,157	10/1/2018	11,697	2.3
Mortgage - secured by 10 properties	4.470%	4.350%	71,020	10/5/2018	66,196	2.3
Mortgage - secured by 1 property	4.690%	4.280%	6,629	1/1/2019	6,271	2.5
Mortgage - secured by 4 properties	3.790%	4.270%	44,899	7/1/2019	42,184	3.0
Mortgage - secured by 17 properties	6.710%	6.710%	281,861	9/1/2019	266,704	3.2
Mortgage - secured by 1 property	7.490%	7.490%	3,377	1/1/2022	62	5.5
Mortgage - secured by 1 property	6.280%	5.170%	14,567	7/1/2022	10,744	6.0
Mortgage - secured by 1 property	4.850%	3.790%	11,692	10/1/2022	10,479	6.3
Capital leases - 2 properties	7.700%	7.700%	11,817	4/30/2026	-	9.8
Mortgage - secured by 1 property	6.250%	6.250%	3,192	2/1/2033	26	16.6
Mortgage - secured by 1 property	5.950%	5.950%	8,966	9/1/2038	1,211	22.2
Mortgage - secured by 1 property	4.375%	4.375%	4,470	9/1/2043	23	27.2
Weighted average rate / total secured fixed rate debt	**6.041%**	**5.861%**	**$ 647,905**		**$ 585,825**	**3.1**
Weighted average rate / total debt	**4.247%**	**4.215%**	**$ 3,696,905**		**$ 3,634,825**	**7.5**

(1) In July 2016, we entered into loan agreements and obtained an aggregate $620.0 million secured debt financing with a weighted average fixed annual interest rate of 3.53%. These loans are secured by one MOB (two buildings) and mature in August 2026. The loans are not included in the table above because they were incurred after June 30, 2016. We used the net proceeds from the loans to repay in part the outstanding amount under our unsecured revolving credit facility and for general business purposes.

(2) Includes the effect of mark to market accounting for certain assumed mortgages and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(3) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(4) Represents amount outstanding under our revolving credit facility. Subject to our payment of an extension fee and meeting other conditions, we have an option to extend the stated maturity date of our revolving credit facility by an additional year to January 15, 2019.

(5) Represents amount outstanding under our $350.0 million term loan. This term loan is prepayable without penalty at any time.

(6) Represents amount outstanding under our $200.0 million term loan. This term loan is prepayable without penalty after September 29, 2017.

(7) In July 2016, we gave notice of our intention to prepay, at par plus accrued interest, these two mortgage notes; we expect to make these prepayments in September 2016.

(8) In July 2016, we prepaid this mortgage debt.



DEBT MATURITY SCHEDULE [1]

(dollars in thousands)
As of June 30, 2016

Year	Unsecured Floating Rate Debt	% of Total	Unsecured Fixed Rate Debt	% of Total	Secured Fixed Rate Debt [2]	% of Total	Total	% of Total
2016	$ -		$ -		$ 98,593 [3]		$ 98,593	
2017	-		-		69,838		69,838	
2018	749,000 [1] [4]				109,768		858,768	
2019	-		400,000		320,919		720,919	
2020	350,000 [5]		200,000		3,080		553,080	
2021	-		300,000		3,327		303,327	
2022	200,000 [5]		-		23,467		223,467	
2023	-		-		1,968		1,968	
2024	-		250,000		2,141		252,141	
Thereafter	-		600,000		14,804		614,804	
Principal balance	$ 1,299,000		$ 1,750,000		$ 647,905		$ 3,696,905	
Unamortized debt issuance costs, premiums and discounts	(3,319)		(28,694)		(729)		(32,742)	
Total debt	$ 1,295,681	35.4%	$ 1,721,306	46.9%	$ 647,176	17.7%	$ 3,664,163	100.0%

(1) The loans described in footnote (1) to the table on page 17 are not included in the table above. We used the net proceeds from those loans to repay in part the outstanding amount under our revolving credit facility and for general business purposes.

(2) Includes $11.8 million of capital lease obligations due in April 2026.

(3) In July 2016, we prepaid approximately $11.9 million of secured fixed rate debt with a maturity date in November 2016. Also in July 2016, we gave notice of our intention to prepay, at par plus accrued interest, two secured fixed rate mortgage notes which have maturity dates in November 2016 and an aggregate outstanding principal balance of $80.0 million; we expect to make these prepayments in September 2016.

(4) Represents amounts outstanding under our revolving credit facility. Subject to our payment of an extension fee and meeting other conditions, we have an option to extend the stated maturity date of our revolving credit facility by an additional year to January 15, 2019.

(5) Represents the outstanding balances under each of our two term loans. Our $350.0 million term loan is prepayable without penalty at any time. Our $200.0 million term loan is prepayable without penalty after September 29, 2017.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Leverage Ratios:					
Total debt (book value) [1] / total gross assets [2]	43.1%	41.9%	41.9%	41.2%	40.7%
Total debt (book value) [1] / gross book value of real estate assets [3]	44.8%	43.7%	43.6%	43.7%	43.2%
Total debt (book value) [1] / total market capitalization [4]	42.6%	45.2%	49.7%	47.5%	45.0%
Secured debt (book value) [1] / total assets	8.9%	9.4%	9.5%	10.0%	9.9%
Variable rate debt (book value) [1] / total debt (book value) [1]	35.4%	31.7%	38.0%	29.2%	28.2%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	3.7x	3.9x	4.0x	3.9x	3.8x
Total debt (book value) [1] / annualized Adjusted EBITDA [5]	6.0x	5.7x	5.7x	5.8x	5.9x
Public Debt Covenants:					
Total debt / adjusted total assets [6] - allowable maximum 60.0%	44.2%	43.2%	42.4%	41.7%	41.1%
Secured debt / adjusted total assets [6] - allowable maximum 40.0%	7.8%	8.2%	8.3%	8.8%	8.7%
Consolidated income available for debt service [7] / debt service - required minimum 1.50x	3.94x	3.81x	4.07x	3.86x	4.00x
Total unencumbered assets [6] / unsecured debt - required minimum 150.0%	237.5%	245.7%	251.5%	252.1%	259.0%

(1) Debt amounts are net of certain unamortized premiums, discounts and certain issuance costs.
(2) Total gross assets is total assets plus accumulated depreciation.
(3) Gross book value of real estate assets is real estate properties at cost, before depreciation and purchase price allocations, less impairment writedowns, if any. Excludes properties classified as held for sale.
(4) Total market capitalization is total debt plus the market value of our common shares at the end of each period.
(5) See page 25 for the calculation of Adjusted EBITDA and a reconciliation net income in accordance with GAAP to that amount.
(6) Adjusted total assets and total unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets.
(7) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

	For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
MOB tenant improvements [1] [2]	$ 1,743	$ 389	$ 3,808	$ 2,568	$ 2,457
MOB leasing costs [1] [3]	965	857	2,620	1,046	2,413
MOB building improvements [1] [4]	4,759	1,977	4,424	2,263	1,332
Managed senior living communities capital improvements	2,628	3,620	3,158	3,054	2,770
Recurring capital expenditures	10,095	6,843	14,010	8,931	8,972
Development, redevelopment and other activities [5]	10,847	6,459	6,192	5,278	4,342
Total capital expenditures [6]	$ 20,942	$ 13,302	$ 20,202	$ 14,209	$ 13,314
MOB avg. sq. ft. during period	11,527	11,380	11,315	11,315	11,314
Managed senior living communities avg. units during period	8,585	8,571	8,596	8,585	7,927
MOB building improvements per avg. sq. ft. during period	$ 0.41	$ 0.17	$ 0.39	$ 0.20	$ 0.12
Managed senior living communities capital improvements per avg. unit during period	$ 306	$ 422	$ 367	$ 356	$ 349

(1) Excludes expenditures at properties classified in discontinued operations.

(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and other tenant inducements.

(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(5) Development, redevelopment and other activities generally include (i) capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property and (ii) capital expenditure projects that reposition a property or result in new sources of revenue.

(6) During the three and six months ended June 30, 2016, we invested $7.6 million and $16.1 million, respectively, in revenue producing capital improvements at certain of our triple net leased senior living communities, and as a result, annual rent payable to us will increase by approximately $0.6 million and $1.3 million, respectively, pursuant to the terms of certain of our leases. These capital improvement amounts are not included in the table above.



PROPERTY ACQUISITIONS / DISPOSITIONS INFORMATION SINCE JANUARY 1, 2016

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

Triple Net Leased Senior Living Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price [1]	Purchase Price Per Unit	Initial Lease / Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Tenant
6/29/2016	4 States	Assisted Living	7	7	545	$ 112,350	$ 206	7.5%	12.5	Five Star
	Total / Weighted Average: Triple Net Leased Senior Living Acquisitions		7	7	545	$ 112,350	$ 206	7.5%	12.5	

Managed Senior Living Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price [1]	Purchase Price Per Unit	Initial Lease / Cap Rate [2]	Tenant
5/1/2016	Acworth, GA	Assisted Living	1	1	38	$ 8,400	$ 221	8.2%	Our TRS
	Total / Weighted Average: Managed Senior Living Acquisitions		1	1	38	$ 8,400	$ 221	8.2%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [2]	Purchase Price per Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Occupancy [4]	Major Tenant
2/10/2016	Golden Valley, MN	1	3	128	$ 22,700	$ 177	8.3%	6.5	99.0%	North Memorial Health Care
5/4/2016	Alachua, FL	1	1	166	45,000	271	15.9%	15.0	100.0%	Nanotherapeutics, Inc.
	Total / Weighted Average: MOB Acquisitions	2	4	294	$ 67,700	$ 230	13.3%	12.1		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price [5]
3/22/2016	Fort Washington, PA	Land Parcel	—	—	$ 700
6/6/2016	Canonsburg, PA	SNF	1	1	9,100
7/15/2016	Oklahoma City, OK	MOB	4	4	20,150
	Total Dispositions		5	5	$ 29,950

(1) Represents the purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(2) Represents the ratio of the estimated GAAP-based annual rental income, excluding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, and excluding depreciation and amortization expense, to the purchase price on the date of acquisition, including the principal amount of any assumed debt and excluding acquisition costs.

(3) Weighted average remaining lease term based on rental income at the time of acquisition.

(4) Occupancy based on leasable square feet as of acquisition date.

(5) Represents the gross contract sale price plus purchase price adjustments, if any, and excludes closing costs.

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts in thousands)



	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Calculation of NOI and Cash Basis NOI:							
Revenues:							
Rental income	$ 163,997	$ 161,421	$ 170,706	$ 158,863	$ 155,546	$ 325,419	$ 301,329
Residents fees and services	97,370	96,954	96,813	96,412	91,856	194,323	174,649
Total revenues	261,367	258,375	267,519	255,275	247,402	519,742	475,978
Property operating expenses	(97,474)	(97,949)	(101,266)	(96,927)	(93,592)	(195,422)	(179,386)
Property net operating income (NOI):	163,893	160,426	166,253	158,348	153,810	324,320	296,592
Non-cash straight line rent adjustments	(4,745)	(4,561)	(4,300)	(5,040)	(5,191)	(9,306)	(8,699)
Lease value amortization	(1,303)	(1,254)	(599)	(1,084)	(1,178)	(2,558)	(2,376)
Lease termination fee amortization	-	(42)	(127)	(244)	(163)	(42)	(268)
Non-cash amortization included in property operating expenses [2]	(199)	(199)	(199)	(204)	-	(398)	-
Cash Basis NOI	$ 157,646	$ 154,370	$ 161,028	$ 151,776	$ 147,278	$ 312,016	$ 285,249
Reconciliation of Cash Basis NOI to Net Income:							
Cash Basis NOI	$ 157,646	$ 154,370	$ 161,028	$ 151,776	$ 147,278	$ 312,016	$ 285,249
Non-cash straight line rent adjustments	4,745	4,561	4,300	5,040	5,191	9,306	8,699
Lease value amortization	1,303	1,254	599	1,084	1,178	2,558	2,376
Lease termination fee amortization	-	42	127	244	163	42	268
Non-cash amortization included in property operating expenses [2]	199	199	199	204	-	398	-
Property NOI	163,893	160,426	166,253	158,348	153,810	324,320	296,592
Depreciation and amortization expense	(71,372)	(71,223)	(71,549)	(70,016)	(62,511)	(142,594)	(116,218)
General and administrative expense	(11,965)	(10,863)	(10,266)	(10,316)	(11,674)	(22,828)	(22,248)
Acquisition related costs	(180)	(439)	(337)	(742)	(4,617)	(619)	(5,775)
Impairment of assets	(4,961)	(7,390)	(292)	98	-	(12,351)	-
Operating income	75,415	70,511	83,809	77,372	75,008	145,928	152,351
Dividend income	789	-	2,773	-	-	789	-
Interest and other income	177	64	106	57	142	242	217
Interest expense	(41,118)	(39,280)	(38,043)	(38,989)	(37,907)	(80,399)	(73,848)
Loss on distribution to common shareholders of RMR common stock [3]	-	-	(38,437)	-	-	-	-
Loss on early extinguishment of debt	-	(6)	(425)	(21)	(39)	(6)	(1,448)
Income before income tax expense and equity in earnings (loss) of an investee	35,263	31,289	9,783	38,419	37,204	66,554	77,272
Income tax expense	(108)	(94)	(189)	(146)	(129)	(202)	(239)
Equity in earnings (loss) of an investee	17	77	(50)	(24)	23	94	95
Income from continuing operations	35,172	31,272	9,544	38,249	37,098	66,446	77,128
Discontinued operations							
Loss from discontinued operations	-	-	-	-	(109)	-	(350)
Impairment of assets from discontinued operations	-	-	-	-	(602)	-	(602)
Income before gain on sale of properties	35,172	31,272	9,544	38,249	36,387	66,446	76,176
Gain on sale of properties	4,061	-	-	-	-	4,061	-
Net income	$ 39,233	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 70,507	$ 76,176

(1) See Definitions of Certain Non-GAAP Measures on page 27 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.

(3) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

CONSOLIDATED NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]



(dollars in thousands)

	As of and For the Three Months Ended			As of and For the Six Months Ended		
	6/30/2016	6/30/2015	% Change	6/30/2016	6/30/2015	% Change
NOI:						
Triple Net Leased Senior Living Communities [2]	$ 66,018	$ 61,347	7.6%	$ 130,963	$ 116,598	12.3%
Managed Senior Living Communities [3]	25,728	22,064	16.6%	50,503	42,454	19.0%
MOB Portfolio [4]	67,569	65,791	2.7%	133,743	128,401	4.2%
Non-Segment [5]	4,578	4,608	(0.7%)	9,111	9,139	(0.3%)
Total	$ 163,893	$ 153,810	6.6%	$ 324,320	$ 296,592	9.3%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities [2]	$ 64,870	$ 60,096	7.9%	$ 128,643	$ 115,296	11.6%
Managed Senior Living Communities [3]	25,728	22,064	16.6%	50,503	42,454	19.0%
MOB Portfolio [4]	62,662	60,702	3.2%	124,144	118,745	4.5%
Non-Segment [5]	4,386	4,416	(0.7%)	8,726	8,754	(0.3%)
Total	$ 157,646	$ 147,278	7.0%	$ 312,016	$ 285,249	9.4%

SAME PROPERTY NOI AND CASH BASIS NOI [1]

(dollars in thousands)

	As of and For the Three Months Ended [6]			As of and For the Six Months Ended [7]		
	6/30/2016	6/30/2015	% Change	6/30/2016	6/30/2015	% Change
NOI:						
Triple Net Leased Senior Living Communities [2]	$ 55,757	$ 55,315	0.8%	$ 111,400	$ 110,075	1.2%
Managed Senior Living Communities [3]	21,261	19,587	8.5%	42,323	39,934	6.0%
MOB Portfolio [4]	65,774	65,804	(0.0%)	114,547	113,818	0.6%
Non-Segment [5]	4,578	4,608	(0.7%)	9,111	9,139	(0.3%)
Total	$ 147,370	$ 145,314	1.4%	$ 277,381	$ 272,966	1.6%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities [2]	$ 55,661	$ 54,871	1.4%	$ 111,212	$ 109,569	1.5%
Managed Senior Living Communities [3]	21,261	19,587	8.5%	42,323	39,934	6.0%
MOB Portfolio [4]	61,110	60,715	0.7%	106,562	105,404	1.1%
Non-Segment [5]	4,386	4,416	(0.7%)	8,726	8,754	(0.3%)
Total	$ 142,418	$ 139,589	2.0%	$ 268,823	$ 263,661	2.0%

(1) See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP, and pages 23-24 for the calculations and reconciliations of NOI, cash basis NOI, same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(2) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes properties leased to MOBs.
(5) Includes the operating results of certain properties that offer wellness, fitness and spa services to members.
(6) Consists of properties owned continuously since April 1, 2015.
(7) Consists of properties owned continuously since January 1, 2015.



Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars in thousands)

	For the Three Months Ended June 30, 2016					For the Three Months Ended June 30, 2015				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities	Managed Senior Living Communities	MOBs	Non-Segment [2]	Total	Triple Net Leased Senior Living Communities	Managed Senior Living Communities	MOBs	Non-Segment [2]	Total
Rental income / residents fees and services	$ 66,441	$ 97,370	$ 92,978	$ 4,578	$ 261,367	$ 61,347	$ 91,856	$ 89,591	$ 4,608	$ 247,402
Property operating expenses	(423)	(71,642)	(25,409)	-	(97,474)	-	(69,792)	(23,800)	-	(93,592)
Property net operating income (NOI)	$ 66,018	$ 25,728	$ 67,569	$ 4,578	$ 163,893	$ 61,347	$ 22,064	$ 65,791	$ 4,608	$ 153,810
NOI change	7.6%	16.6%	2.7%	(0.7%)	6.6%					
Property NOI	$ 66,018	$ 25,728	$ 67,569	$ 4,578	$ 163,893	$ 61,347	$ 22,064	$ 65,791	$ 4,608	$ 153,810
Less:										
Non-cash straight line rent adjustments	1,148	-	3,460	137	4,745	1,251	-	3,803	137	5,191
Lease value amortization	-	-	1,248	55	1,303	-	-	1,123	55	1,178
Lease termination fee amortization	-	-	-	-	-	-	-	163	-	163
Non-cash amortization included in property operating expenses [3]	-	-	199	-	199	-	-	-	-	-
Cash Basis NOI	$ 64,870	$ 25,728	$ 62,662	$ 4,386	$ 157,646	$ 60,096	$ 22,064	$ 60,702	$ 4,416	$ 147,278
Cash Basis NOI change	7.9%	16.6%	3.2%	(0.7%)	7.0%					
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 66,018	$ 25,728	$ 67,569	$ 4,578	$ 163,893	$ 61,347	$ 22,064	$ 65,791	$ 4,608	$ 153,810
Less:										
NOI not included in same property	10,261	4,467	1,795	-	16,523	6,032	2,477	(13)	-	8,496
Same property NOI [4]	$ 55,757	$ 21,261	$ 65,774	$ 4,578	$ 147,370	$ 55,315	$ 19,587	$ 65,804	$ 4,608	$ 145,314
Same property NOI change	0.8%	8.5%	(0.0%)	(0.7%)	1.4%					
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [4]	$ 55,757	$ 21,261	$ 65,774	$ 4,578	$ 147,370	$ 55,315	$ 19,587	$ 65,804	$ 4,608	$ 145,314
Less:										
Non-cash straight line rent adjustments	96	-	3,280	137	3,513	444	-	3,803	137	4,384
Lease value amortization	-	-	1,185	55	1,240	-	-	1,123	55	1,178
Lease termination fee amortization	-	-	-	-	-	-	-	163	-	163
Non-cash amortization included in property operating expenses [3]	-	-	199	-	199	-	-	-	-	-
Same property cash basis NOI [4]	$ 55,661	$ 21,261	$ 61,110	$ 4,386	$ 142,418	$ 54,871	$ 19,587	$ 60,715	$ 4,416	$ 139,589
Same property cash basis NOI change	1.4%	8.5%	0.7%	(0.7%)	2.0%					

(1) See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP, and Definitions of Certain Non-GAAP Financial Measures on page 27 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) Includes the operating results of certain properties that offer wellness, fitness and spa services to members.

(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.

(4) Consists of properties owned continuously since April 1, 2015.



Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars in thousands)

	For the Six Months Ended June 30, 2016					For the Six Months Ended June 30, 2015				
	Triple Net Leased Senior Living Communities	Managed Senior Living Communities	MOB	Non-Segment [2]	Total	Triple Net Leased Senior Living Communities	Managed Senior Living Communities	MOBs	Non-Segment [2]	Total
Calculation of NOI and Cash Basis NOI:										
Rental income / residents fees and services	$ 131,749	$ 194,323	$ 184,559	$ 9,111	$ 519,742	$ 116,598	$ 174,649	$ 175,592	$ 9,139	$ 475,978
Property operating expenses	(786)	(143,820)	(50,816)	-	(195,422)	-	(132,195)	(47,191)	-	(179,386)
Property net operating income (NOI)	$ 130,963	$ 50,503	$ 133,743	$ 9,111	$ 324,320	$ 116,598	$ 42,454	$ 128,401	$ 9,139	$ 296,592
NOI change	12.3%	19.0%	4.2%	(0.3%)	9.3%					
Property NOI	$ 130,963	$ 50,503	$ 133,743	$ 9,111	$ 324,320	$ 116,598	$ 42,454	$ 128,401	$ 9,139	$ 296,592
Less:										
Non-cash straight line rent adjustments	2,320	-	6,711	275	9,306	1,302	-	7,122	275	8,699
Lease value amortization	-	-	2,448	110	2,558	-	-	2,266	110	2,376
Lease termination fee amortization	-	-	42	-	42	-	-	268	-	268
Non-cash amortization included in property operating expenses [3]	-	-	398	-	398	-	-	-	-	-
Cash Basis NOI	$ 128,643	$ 50,503	$ 124,144	$ 8,726	$ 312,016	$ 115,296	$ 42,454	$ 118,745	$ 8,754	$ 285,249
Cash Basis NOI change	11.6%	19.0%	4.5%	(0.3%)	9.4%					
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 130,963	$ 50,503	$ 133,743	$ 9,111	$ 324,320	$ 116,598	$ 42,454	$ 128,401	$ 9,139	$ 296,592
Less:										
NOI not included in same property	19,563	8,180	19,196	-	46,939	6,523	2,520	14,583	-	23,626
Same property NOI [4]	$ 111,400	$ 42,323	$ 114,547	$ 9,111	$ 277,381	$ 110,075	$ 39,934	$ 113,818	$ 9,139	$ 272,966
Same property NOI change	1.2%	6.0%	0.6%	(0.3%)	1.6%					
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [4]	$ 111,400	$ 42,323	$ 114,547	$ 9,111	$ 277,381	$ 110,075	$ 39,934	$ 113,818	$ 9,139	$ 272,966
Less:										
Non-cash straight line rent adjustments	188	-	5,225	275	5,688	506	-	5,863	275	6,644
Lease value amortization	-	-	2,367	110	2,477	-	-	2,283	110	2,393
Lease termination fee amortization	-	-	42	-	42	-	-	268	-	268
Non-cash amortization included in property operating expenses [3]	-	-	351	-	351	-	-	-	-	-
Same property cash basis NOI [4]	$ 111,212	$ 42,323	$ 106,562	$ 8,726	$ 268,823	$ 109,569	$ 39,934	$ 105,404	$ 8,754	$ 263,661
Same property cash basis NOI change	1.5%	6.0%	1.1%	(0.3%)	2.0%					

(1) See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP, and Definitions of Certain Non-GAAP Financial Measures on page 27 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) Includes the operating results of certain properties that offer wellness, fitness and spa services to members.

(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.

(4) Consists of properties owned continuously since January 1, 2015.



CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [1] [2]

(amounts in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Net income	$ 39,233	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 70,507	$ 76,176
Interest expense	41,118	39,280	38,043	38,989	37,907	80,399	73,848
Income tax expense	108	94	189	146	129	202	239
Depreciation and amortization expense from continuing operations	71,372	71,223	71,549	70,016	62,511	142,594	116,218
EBITDA	151,831	141,869	119,325	147,400	136,934	293,702	266,481
General and administrative expense paid in common shares [3]	750	518	226	239	1,119	1,268	2,409
Acquisition related costs	180	439	337	742	4,617	619	5,775
Impairment of assets from continuing operations	4,961	7,390	292	(98)	-	12,351	-
Loss on distribution to common shareholders of RMR common stock [4]	-	-	38,437	-	-	-	-
Loss on early extinguishment of debt from continuing operations	-	6	425	21	39	6	1,448
Gain on sale of properties	(4,061)	-	-	-	-	(4,061)	-
Impairment of assets from discontinued operations	-	-	-	-	602	-	602
Adjusted EBITDA	$ 153,661	$ 150,222	$ 159,042	$ 148,304	$ 143,311	$ 303,885	$ 276,715

(1) See Definitions of Certain Non-GAAP Financial Measures on page 27 for a definition of EBITDA and Adjusted EBITDA and a description of why we believe they are appropriate supplemental measures.

(2) Effective with the quarter ended June 30, 2016, SNH has changed its calculation of Adjusted EBITDA to no longer include adjustments for estimated percentage rent. Historically, when calculating Adjusted EBITDA, we estimated an amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Adjusted EBITDA for historical periods has been restated to be comparable with the current period calculation.

(3) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation to our trustees, officers and certain other employees of The RMR Group LLC. Beginning June 1, 2015, all business management fees are paid in cash.

(4) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.



CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1] [2]

(amounts in thousands, except per share data)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Net income	$ 39,233	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 70,507	$ 76,176
Depreciation and amortization expense from continuing operations	71,372	71,223	71,549	70,016	62,511	142,594	116,218
Gain on sale of properties	(4,061)	-	-	-	-	(4,061)	-
Impairment of assets from continuing operations	4,961	7,390	292	(98)	-	12,351	-
Impairment of assets from discontinued operations	-	-	-	-	602	-	602
FFO	111,505	109,885	81,385	108,167	99,500	221,391	192,996
Acquisition related costs	180	439	337	742	4,617	619	5,775
Loss on distribution to common shareholders of RMR common stock [3]	-	-	38,437	-	-	-	-
Loss on early extinguishment of debt	-	6	425	21	39	6	1,448
Normalized FFO	$ 111,685	$ 110,330	$120,584	$ 108,930	$ 104,156	$ 222,016	$ 200,219
Weighted average common shares outstanding (basic)	237,325	237,315	237,313	237,263	235,549	237,320	228,501
Weighted average common shares outstanding (diluted)	237,363	237,329	237,320	237,293	235,592	237,349	228,534
Net income per common share (basic and diluted)	$ 0.17	$ 0.13	$ 0.04	$ 0.16	$ 0.15	$ 0.30	$ 0.33
FFO per common share (basic and diluted)	$ 0.47	$ 0.46	$ 0.34	$ 0.46	$ 0.42	$ 0.93	$ 0.84
Normalized FFO per common share (basic and diluted)	$ 0.47	$ 0.46	$ 0.51	$ 0.46	$ 0.44	$ 0.94	$ 0.88

(1) See Definitions of Certain Non-GAAP Financial Measures on page 27 for a definition of FFO and Normalized FFO, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) Effective with the quarter ended June 30, 2016, SNH has changed its calculation of Normalized FFO to no longer include adjustments for estimated percentage rent. Historically, when calculating Normalized FFO, we estimated an amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Normalized FFO for historical periods has been restated to be comparable with the current period calculation.

(3) Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



NOI and Cash Basis NOI

The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown on page 22. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions because we record those amounts as depreciation and amortization. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fee amortization, if any, and non-cash amortization included in property operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown on page 25. We consider EBITDA and Adjusted EBITDA to be appropriate supplemental measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or operating income as an indicator of operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown on page 26. FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of our core operating performance and the uncertainty as to whether any such business management incentive fees will ultimately be payable when all contingencies for determining any such fees are determined at the end of the calendar year and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock and gains and losses on early extinguishment of debt, if any. We consider FFO and Normalized FFO to be appropriate supplemental measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our revolving credit facility and term loan agreements and our public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PORTFOLIO INFORMATION



Premier Residences of Boca Raton
214 Living Units
Boca Raton, FL



Vertex Headquarters
1,134,000 Sq. Ft.
Boston, MA



Texas Center for Athletes
Tenants: Various
129,000 Sq. Ft.
San Antonio, TX



PORTFOLIO SUMMARY BY PROPERTY MIX AND GEOGRAPHIC DIVERSIFICATION

Property Mix
(based on Q2 2016 NOI)[1]



- Wellness Centers 3%
- Independent Living 29%
- MOBs 41%
- Assisted Living 24%
- SNFs 3%

Geographic Diversification
(based on 6/30/16 Gross Book Value of Real Estate Assets)[2]



- IN 3%
- VA 3%
- NC 4%
- MD 4%
- WI 4%
- GA 5%
- TX 7%
- FL 10%
- CA 10%
- MA 15%
- 33 Other States + D.C. 35%

(1) See Page 21 for the calculation of consolidated NOI and a reconciliation of that amount to net income determined in accordance with GAAP.
(2) Gross book value of real estate assets is real estate properties at cost, before depreciation and purchase price allocations, less impairment writedowns, if any. Excludes gross book value of real estate assets for five MOBs (five buildings) classified as held for sale as of June 30, 2016 totaling approximately $21.3 million, which are included in other assets in our condensed consolidated balance sheets.



PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)
As of June 30, 2016

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [1]	% of Total Investment	Investment per Unit / Bed or Square Foot [2]		Q2 2016 NOI [3]	% of Q2 2016 Total NOI [3]
Property Type:									
Independent living [4]	68	16,441		$ 2,254,611	29.4%	$ 137,133	$	46,760	28.9%
Assisted living [4]	195	14,319		1,975,795	25.8%	$ 137,984		39,048	24.1%
Skilled nursing facilities [4]	40	4,306		187,620	2.5%	$ 43,572		4,290	2.6%
Subtotal senior living communities	303	35,066		4,418,026	57.7%	$ 125,992		90,098	55.6%
MOBs [5]	123	11,609,815	sq. ft.	3,056,989	39.9%	$ 263		67,569	41.6%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222		4,578	2.8%
Total	436			$ 7,655,032	100.0%		$	162,245	100.0%
Tenant / Operator / Managed Properties:									
Five Star Senior Living (Lease No. 1)	83	6,043		$ 698,020	9.1%	$ 115,509	$	14,734	9.1%
Five Star Senior Living (Lease No. 2)	48	7,032		708,682	9.3%	$ 100,780		16,054	10.0%
Five Star Senior Living (Lease No. 3)	17	3,281		360,186	4.7%	$ 109,779		8,638	5.3%
Five Star Senior Living (Lease No. 4)	29	3,335		392,340	5.1%	$ 117,643		8,763	5.4%
Five Star Senior Living (Lease No. 5) [6]	7	545		112,493	1.5%	$ 206,409		47	0.0%
Subtotal Five Star Senior Living	184	20,236		2,271,721	29.7%	$ 112,261		48,236	29.8%
Sunrise Senior Living / Marriott [7]	4	1,619		126,326	1.7%	$ 78,027		3,132	1.9%
Brookdale Senior Living	18	894		62,339	0.8%	$ 69,730		1,813	1.1%
13 private senior living companies (combined)	30	3,683		529,670	6.9%	$ 143,815		11,189	6.9%
Subtotal triple net leased senior living communities	236	26,432		2,990,056	39.1%	$ 113,123		64,370	39.7%
Managed senior living communities [8]	67	8,634		1,427,970	18.6%	$ 165,389		25,728	15.9%
Subtotal senior living communities	303	35,066		4,418,026	57.7%	$ 125,992		90,098	55.6%
MOBs [5]	123	11,609,815	sq. ft.	3,056,989	39.9%	$ 263		67,569	41.6%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222		4,578	2.8%
Total	436			$ 7,655,032	100.0%		$	162,245	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts exclude carrying values for five MOBs (five buildings) classified as held for sale as of June 30, 2016 totaling approximately $21.3 million, which are included in other assets in our condensed consolidated balance sheets.

(2) Represents investment carrying value divided by the number of living units, beds or rentable square feet at June 30, 2016.

(3) See page 21 for the calculation of consolidated NOI and a reconciliation of that amount to net income determined in accordance with GAAP. NOI from properties that were sold and NOI that was earned from properties prior to the transfer of operations to one of our taxable REIT subsidiaries, or TRSs, during the second quarter of 2016 is excluded from the above table.

(4) Senior living communities are categorized by the type of living units or beds which constitute a majority of the living units or beds at the community.

(5) These 123 MOB properties are comprised of 149 buildings. Our MOB leases include some triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expense, and some net and modified gross leases where we are responsible for the operation and maintenance of the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) We acquired these seven communities on June 29, 2016.

(7) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(8) These senior living communities are managed by Five Star and another third party private operator for our account and include properties leased to our TRSs.



OCCUPANCY BY PROPERTY TYPE AND TENANT [(1)]

	For the Twelve Months Ended [(2)]				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Property Type:					
Independent living	87.1%	87.3%	87.4%	87.6%	87.7%
Assisted living	86.8%	86.9%	87.0%	87.1%	87.1%
Skilled nursing facilities	78.6%	78.7%	79.1%	79.4%	79.7%
Weighted average occupancy senior living communities	86.0%	86.1%	86.2%	86.4%	86.4%
MOBs [(3)]	95.8%	96.4%	96.0%	96.4%	96.2%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star Senior Living (Lease No. 1)	85.0%	85.1%	85.4%	85.5%	85.5%
Five Star Senior Living (Lease No. 2)	82.0%	82.0%	82.4%	82.6%	82.7%
Five Star Senior Living (Lease No. 3)	84.6%	84.9%	85.2%	85.5%	86.0%
Five Star Senior Living (Lease No. 4)	88.1%	88.2%	88.2%	88.0%	87.8%
Weighted average occupancy Five Star Senior Living [(4)]	84.4%	84.5%	84.8%	84.9%	85.0%
Sunrise Senior Living / Marriott [(5)]	90.3%	90.6%	91.4%	92.2%	92.5%
Brookdale Senior Living	87.9%	89.3%	90.9%	92.5%	93.7%
12 private senior living companies (combined) [(6)]	88.1%	87.6%	87.2%	86.1%	84.9%
Weighted average occupancy triple net leased senior living communities	85.4%	85.4%	85.6%	85.8%	85.8%
Managed senior living communities [(7)]	87.8%	88.1%	88.2%	88.4%	88.5%
Weighted average occupancy senior living communities	86.0%	86.1%	86.2%	86.4%	86.4%
MOBs [(3)]	95.8%	96.4%	96.0%	96.4%	96.2%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations as well as properties that were sold during the periods presented.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the 12 month period ended on the dates shown, or the most recent prior 12 month period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of June 30, 2016 was 95.9%.

(4) Our new long term lease that we entered into with Five Star on June 29, 2016 (Lease No. 5) in connection with the sale and leaseback transaction is not included in the above table as the operating data for that lease in the periods presented is not applicable to our ownership.

(5) Marriott guarantees the lessee's obligations under these leases.

(6) Data has been restated to exclude one property that was previously leased to a third party private pay senior living company, which, as of July 2016, is now managed by Five Star and leased to one of our TRSs.

(7) These senior living communities are managed by Five Star and another third party private operator and include properties leased to our TRSs. The occupancy for the 12 month period ended or, if shorter, from the dates of acquisitions through, June 30, 2016, was 87.5%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (TRIPLE NET LEASED SENIOR LIVING COMMUNITIES AND WELLNESS CENTERS) [1]

Tenant	For the Twelve Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Five Star Senior Living (Lease No. 1)	1.13x	1.12x	1.13x	1.14x	1.19x
Five Star Senior Living (Lease No. 2)	1.10x	1.12x	1.14x	1.13x	1.14x
Five Star Senior Living (Lease No. 3)	1.55x	1.56x	1.53x	1.52x	1.53x
Five Star Senior Living (Lease No. 4)	1.31x	1.29x	1.27x	1.23x	1.22x
Weighted average rent coverage Five Star Senior Living [2]	1.22x	1.23x	1.23x	1.22x	1.24x
Sunrise Senior Living / Marriott [3]	1.93x	1.94x	1.98x	1.98x	2.02x
Brookdale Senior Living	2.76x	2.81x	2.77x	2.71x	2.66x
12 private senior living companies (combined) [4]	1.29x	1.35x	1.46x	1.70x	2.00x
Weighted average rent coverage senior living communities	1.33x	1.34x	1.35x	1.36x	1.38x
Wellness centers	1.90x	1.91x	1.93x	1.94x	1.97x
Total	1.37x	1.38x	1.39x	1.40x	1.42x

(1) Excludes properties that were sold during the periods presented.

(2) Our new long term lease that we entered into with Five Star on June 29, 2016 (Lease No. 5) in connection with the sale and leaseback transaction is not included in the above table as the operating data for that lease in the periods presented is not applicable to our ownership.

(3) Marriott guarantees the lessee's obligations under these leases.

(4) Data has been restated to exclude one property that was previously leased to a third party private pay senior living company, but, as of July 2016, is managed by Five Star and leased to one of our TRSs.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended June 30,		As of and For the Six Months Ended June 30,	
	2016	2015	2016	2015
Number of Properties	236	232	236	232
Number of Units	26,432	26,135	26,432	26,135
Occupancy [2]	85.4%	85.8%	85.4%	85.8%
Rent Coverage [2]	1.33x	1.38x	1.33x	1.38x
Rental Income	$ 66,441	$ 61,347	$ 131,749	$ 116,598
NOI [3]	$ 66,018	$ 61,347	$ 130,963	$ 116,598
Cash Basis NOI [3]	$ 64,870	$ 60,096	$ 128,643	$ 115,296
NOI % change	7.6%		12.3%	
Cash Basis NOI % change	7.9%		11.6%	

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended June 30,		As of and For the Six Months Ended June 30,	
	2016 [4]	2015 [4]	2016 [5]	2015 [5]
Number of Properties	210	210	210	210
Number of Units	23,684	23,684	23,684	23,684
Occupancy [2]	84.9%	85.8%	84.9%	85.8%
Rent Coverage [2]	1.35x	1.38x	1.35x	1.38x
Rental Income	$ 55,757	$ 55,315	$ 111,400	$ 110,075
NOI [3]	$ 55,757	$ 55,315	$ 111,400	$ 110,075
Cash Basis NOI [3]	$ 55,661	$ 54,871	$ 111,212	$ 109,569
NOI % change	0.8%		1.2%	
Cash Basis NOI % change	1.4%		1.5%	

(1) Includes independent and assisted living communities and SNFs.
(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended March 31, 2016 and 2015 or for the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net leased tenants' operations, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties as well as for properties sold during the periods presented.
(3) See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP, and pages 23-24 for the calculations and reconciliations of NOI, cash basis NOI, same property NOI and same property cash basis NOI by segment from consolidated NOI by
(4) Consists of triple net leased senior living communities owned continuously since April 1, 2015.
(5) Consists of triple net leased senior living communities owned continuously since January 1, 2015.

MANAGED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)



	As of and For the Three Months Ended June 30,		As of and For the Six Months Ended June 30,	
	2016	2015	2016	2015
Number of Properties [1]	67	65	67	65
Number of Units [1]	8,634	8,563	8,634	8,563
Occupancy	87.1%	88.2%	87.4%	88.2%
Average Monthly Rate	$ 4,276	$ 4,237	$ 4,276	$ 4,274
Average Monthly Rate % Growth	0.9%	--	0.0%	--
Residents Fees and Services	$ 97,370	$ 91,856	$ 194,323	$ 174,649
Property Operating Expenses	(71,642)	(69,792)	(143,820)	(132,195)
NOI [2]	$ 25,728	$ 22,064	$ 50,503	$ 42,454
NOI Margin % [3]	26.4%	24.0%	26.0%	24.3%
NOI % Change	16.6%		19.0%	

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended June 30,		As of and For the Six Months Ended June 30,	
	2016 [4]	2015 [4]	2016 [5]	2015 [5]
Number of Properties	46	46	46	46
Number of Units	7,217	7,217	7,217	7,217
Occupancy	86.6%	87.9%	87.0%	88.0%
Average Monthly Rate	$ 4,357	$ 4,285	$ 4,357	$ 4,299
Average Monthly Rate % Growth	1.7%	--	1.3%	--
Residents Fees and Services	$ 82,635	$ 83,028	$ 166,107	$ 165,821
Property Operating Expenses	(61,374)	(63,441)	(123,784)	(125,887)
NOI [2]	$ 21,261	$ 19,587	$ 42,323	$ 39,934
NOI Margin % [3]	25.7%	23.6%	25.5%	24.1%
NOI % Change	8.5%		6.0%	

(1)   Includes only those managed senior living communities owned and managed for our account in the periods presented.

(2)   See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP, and pages 23-24 for the calculations and reconciliations of NOI, cash basis NOI, same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.

(3)   NOI margin % is defined as NOI as a percentage of residents fees and services.

(4)   Consists of managed senior living communities owned and managed for our account continuously since April 1, 2015.

(5)   Consists of managed senior living communities owned and managed for our account continuously since January 1, 2015.



MOB PORTFOLIO SEGMENT - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended June 30,		As of and For the Six Months Ended June 30,	
	2016	2015	2016	2015
Number of Properties	123	121	123	121
Number of Buildings	149	145	149	145
Square Feet [2]	11,610	11,315	11,610	11,315
Occupancy [3]	95.9%	96.4%	95.9%	96.4%
Rental Income [4]	$ 92,978	$ 89,591	$ 184,559	$ 175,592
NOI [5]	$ 67,569	$ 65,791	$ 133,743	$ 128,401
Cash Basis NOI [5]	$ 62,662	$ 60,702	$ 124,144	$ 118,745
NOI Margin % [6]	72.7%	73.4%	72.5%	73.1%
Cash Basis NOI Margin % [7]	71.0%	71.8%	70.8%	71.5%
NOI % Change	2.7%		4.2%	
Cash Basis NOI % Change	3.2%		4.5%	

MOB PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended June 30,		As of and For the Six Months Ended June 30,	
	2016 [8]	2015 [8]	2016 [9]	2015 [9]
Number of Properties	121	121	98	98
Number of Buildings	145	145	122	122
Square Feet [2]	11,316	11,315	9,146	9,145
Occupancy [3]	95.8%	96.4%	94.8%	95.6%
Rental Income [4]	$ 90,731	$ 89,591	$ 160,979	$ 158,371
NOI [5]	$ 65,774	$ 65,804	$ 114,547	$ 113,818
Cash Basis NOI [5]	$ 61,110	$ 60,715	$ 106,562	$ 105,404
NOI Margin % [6]	72.5%	73.4%	71.2%	71.9%
Cash Basis NOI Margin % [7]	70.8%	71.9%	69.5%	70.3%
NOI % Change	(0.0%)		0.6%	
Cash Basis NOI % Change	0.7%		1.1%	

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See page 21 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP, and pages 23-24 for the calculations and reconciliations of NOI, cash basis NOI, same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(6) NOI margin % is defined as NOI as a percentage of rental income.
(7) Cash basis NOI margin % is defined as cash basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments, lease value amortization and lease termination fee amortization, if any.
(8) Consists of MOBs owned continuously since April 1, 2015.
(9) Consists of MOBs owned continuously since January 1, 2015.



MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Properties	123	122	121	121	121
Buildings	149	148	145	145	145
Total sq. ft. [2]	11,610	11,444	11,316	11,315	11,315
Occupancy [3]	95.9%	95.8%	96.4%	96.0%	96.4%
Leasing Activity (sq. ft.):					
New leases	46	34	115	10	115
Renewals	137	309	99	144	171
Total	183	343	214	154	286
Rent Rate on New and Renewed Leases					
New leases	$ 32.62	$ 27.59	$ 27.72	$ 26.49	$ 29.96
Renewals	$ 32.12	$ 14.00	$ 20.34	$ 23.02	$ 36.06
Average net annual rent	$ 32.24	$ 15.34	$ 24.31	$ 23.24	$ 33.61
Leasing Costs and Concession Commitments [4]:					
New leases	$ 1,441	$ 804	$ 9,021	$ 537	$ 5,312
Renewals	1,692	2,058	1,266	2,290	2,581
Total	$ 3,133	$ 2,862	$ 10,287	$ 2,827	$ 7,893
Leasing Costs and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 31.14	$ 23.78	$ 78.25	$ 55.90	$ 46.42
Renewals	$ 12.39	$ 6.66	$ 12.79	$ 15.89	$ 15.08
All new and renewed leases	$ 17.13	$ 8.35	$ 48.02	$ 18.40	$ 27.63
Weighted Average Lease Term (years) [5]:					
New leases	5.8	5.0	13.4	9.6	8.7
Renewals	5.3	6.5	7.0	6.1	13.2
All new and renewed leases	5.4	6.2	10.9	6.3	11.6
Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:					
New leases	$ 5.40	$ 4.80	$ 5.84	$ 5.84	$ 5.32
Renewals	$ 2.33	$ 1.03	$ 1.83	$ 2.61	$ 1.14
All new and renewed leases	$ 3.15	$ 1.34	$ 4.40	$ 2.90	$ 2.38

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of June 30, 2016, including straight line rent adjustments and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases entered into during the periods indicated.

TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)
As of June 30, 2016

	Tenant	Facility Type	Annualized Rental Income [1]	% of Annualized Rental Income [1]	Expiration
1	Five Star Senior Living	Senior living	$ 206,918	27.1%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	88,697	11.6%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.2%	2024
4	Sunrise Senior Living, Inc. / Marriott	Senior living	14,740	1.9%	2018
5	Pacifica Senior Living	Senior living	13,423	1.8%	2023
6	Cedars-Sinai Medical Center	MOB	12,563	1.6%	2016 - 2025
7	Life Time Fitness, Inc.	Wellness center	10,550	1.4%	2028
8	The Scripps Research Institute	MOB	10,158	1.3%	2019
9	Brookdale Senior Living, Inc.	Senior living	9,090	1.2%	2032
10	Nanotherapeutics, Inc.	MOB	8,062	1.1%	2016 - 2031
11	Medtronic, Inc.	MOB	8,054	1.1%	2017 - 2020
12	HCA Holdings, Inc.	MOB	7,999	1.0%	2018 - 2025
13	Reliant Medical Group, Inc.	MOB	7,661	1.0%	2019
14	Starmark Holdings, LLC	Wellness Center	7,490	1.0%	2023
	All Other Tenants [2]		341,794	44.7%	2016 - 2035
	Total Tenants		$ 764,095	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of June 30, 2016. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers.

(2) Includes NOI (three months ended June 30, 2016, annualized) from our managed senior living communities.

Supplemental Operating and Financial Data, June 30, 2016

37



PORTFOLIO LEASE EXPIRATION SCHEDULE
(dollars in thousands)
As of June 30, 2016

Year	Annualized Rental Income [1] Senior Living Communities [2]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2016	$ -	$ 16,983	$ -	$ 16,983	2.2%	2.2%
2017	-	27,421	-	27,421	3.6%	5.8%
2018	14,740	25,347		40,087	5.2%	11.0%
2019	590	39,424	-	40,014	5.2%	16.2%
2020	-	30,297	-	30,297	4.0%	20.2%
2021	1,424	12,972	-	14,396	1.9%	22.1%
2022	-	14,547	-	14,547	1.9%	24.0%
2023	15,018	9,709	7,490	32,217	4.2%	28.2%
2024	68,617	36,144	-	104,761	13.7%	41.9%
Thereafter	280,044	152,778	10,550	443,372	58.1%	100.0%
Total	$ 380,433	$ 365,622	$ 18,040	$ 764,095	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.8 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds Senior Living Communities (Units / Beds) [2]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percentage of Total Square Feet Expiring
2016	-	0.0%	0.0%	542,023	-	542,023	4.5%	4.5%
2017	-	0.0%	0.0%	981,189	-	981,189	8.2%	12.7%
2018	1,619	4.6%	4.6%	871,923	-	871,923	7.3%	20.0%
2019	175	0.5%	5.1%	1,259,962	-	1,259,962	10.5%	30.5%
2020	-	0.0%	5.1%	1,425,610	-	1,425,610	11.9%	42.4%
2021	361	1.0%	6.1%	438,336	-	438,336	3.7%	46.1%
2022	-	0.0%	6.1%	562,632	-	562,632	4.7%	50.8%
2023	807	2.3%	8.4%	725,745	354,000	1,079,745	9.0%	59.8%
2024	6,561	18.7%	27.1%	1,380,986	-	1,380,986	11.6%	71.4%
Thereafter [3]	25,543	72.9%	100.0%	2,946,583	458,000	3,404,583	28.6%	100.0%
Total	35,066	100.0%		11,134,989	812,000	11,946,989	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of June 30, 2016. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2016, annualized) from our managed senior living communities.
(2) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and SNFs. Includes NOI (three months ended June 30, 2016, annualized) from our managed senior living communities.
(3) Includes 8,634 living units leased to our TRSs.